July 1, 2019

Davinder Athwal
Chief Financial Officer
Blucora, Inc.
6333 State Hwy 161
4th Floor
Irving, TX 75038

       Re: Blucora, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 000-25131

Dear Mr. Athwal:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services